Filed by OmniLit Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporation:SYNTEC OPTICS HOLDINGS, INC.

SYNTEC OPTICS

Investor Presentation


Changing the way the world views itself,
one optic at a time.

DISCLAIMER (1/3)

Legal Disclaimer

This investor presentation ("Presentation") has been prepared for use by Syntec Optics, Inc. ("Syntec Optics" or the "Company") and OmniLit Acquisition Corp. ("OLIT") in connection with their proposed business combination. This Presentation is for information purposes only and may not be reproduced or distributed in whole or in part without the prior written consent of OLIT and Syntec Optics. Neither OLIT nor Syntec Optics makes any representation or warranty as to the accuracy or completeness of the information contained in this Presentation. This Presentation does not and, if hereafter supplemented, will not be all inclusive or contain all the information that may be required to evaluate the business combination or any investment in Syntec Optics or OLIT. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment, or action whatsoever, with respect to the proposed business combination or otherwise. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in Syntec Optics or OLIT and the business combination contemplated in this Presentation. To the fullest extent permitted by law, in no circumstances will Syntec Optics, OLIT or any or their respective affiliates, officers, directors, employees, representatives, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith.

This Presentation and the analysis contained in it have been based, in part, on certain assumptions and information obtained from Syntec Optics, industry studies and other sources. The use of such assumptions and information does not imply that Syntec Optics or OLIT have independently verified, will verify, or necessarily agree with any of such assumptions or information, and Syntec Optics and OLIT have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this Presentation. Neither Syntec Optics or OLIT nor any of their respective affiliates, or their respective officers, directors, employees, representatives, advisors or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this Presentation or any oral information provided in connection herewith, or any data it generates, or that any transaction has been or may be affected on the terms or in the manner stated or implied by this Presentation, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any, and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. Syntec Optics, OLIT and their respective affiliates, officers, directors, employees, representatives, advisors and agents, expressly disclaimed any and all liability which may be based on this Presentation and any errors therein or omissions therefrom.

This Presentation and the information contained herein do not constitute (i) (a) a solicitation of proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (the "Act"), as amended, or an exemption therefrom. Any offering of securities (the "Securities") will not be registered under the Act, and will be offered as a private placement to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Act or "qualified institutional buyers" as defined in Rule 144A under the U.S. Act and "Institutional Accounts" as defined in FINRA rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Act. Investors should consult with their counsel as to the applicable requirements for purchaser to avail itself of any exemption under the Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither Syntec Optics nor OLIT is making an offer of the Securities in any state where the offer is not permitted.

You should not construe the contents of this Presentation as legal, regulatory, tax, accounting or investment advice or a recommendation. We recommend that you seek independent third party legal, regulatory, accounting, and tax advice regarding the contents of this Presentation. This Presentation does not constitute and should not be considered as any form of financial opinion or recommendation by Syntec Optics, OLIT or any of their respective affiliates. This Presentation is not a research report. By accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. This Presentation is for distribution only to persons reasonably believed to be sufficiently expert to understand the risks involved.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION SEC NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DISCLAIMER (2/3)

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to the transaction contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words. including "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "plan," "targets," "projects," "could," "would," "continue," "forecast," or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics and OLIT) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements are based upon estimates forecasts and assumptions that, while considered reasonable by OLIT and its management, and Syntec Optics and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Syntec Optics, OLIT, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of OLIT or Syntec Optics, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consumption of the business combination; 6) the risk that the business combination disrupts current plans and operations of Syntec Optics as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Syntec Optics to successfully increase market penetration into its target markets; 9) the addressable markets that Syntec Optics intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers overseas; 12) the loss of any relationships with key customers; 13) the inability to protect Syntec Optics's patents and other technical knowhow; 14) the failure to successfully optimize low weight optics or to produce commercial satellite mirrors in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Syntec Optics or the combined company may be adversely affected by other economic, business and or competitive factors; 18) Syntec Optics's estimates of its growth and projected financial results for 2023 and 2024 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of OLIT's securities; 20) the risk that the transaction may not be completed by OLIT's business combination deadline (as may be extended pursuant to OLIT's governing documents); 21) the impact of any novel pandemic, including any viral mutations or COVID 19 variants thereof, and its effect on business and financial conditions; 22) inability to complete any investments needed for the closing of the business combination; and 23) other risks and uncertainties set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in OLIT's Form S-1, Annual Report on Form 10-K for the year ended December 31, 2022 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of OLIT, referred to as a proxy statement/prospectus and other documents filed by OLIT from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OLIT nor Syntec Optics gives any assurance that either OLIT or Syntec Optics or the combined company will achieve its expected results. Neither OLIT nor Syntec Optics undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see "Risk Factor Summary" in the investor presentation, or Section on "Risk Factors" in most recent S-4/A filed by OLIT with the SEC and available at www.sec.gov.

Use of Projections

This Presentation may contain financial forecasts of Syntec Optics. Neither Syntec Optics's independent auditors, nor the independent registered public accounting firm of OLIT, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this Presentation constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" above. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Syntec Optics or that actual results will not differ materially from the results presented in the prospective financial information contained in this Presentation. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation. The inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

DISCLAIMER (3/3)

Financial Information; Non-GAAP Measures

Certain financial information and data contained in this Presentation is unaudited and may not conform to Regulation S-X. Such information and data may not be included in, and may be adjusted in or may be presented differently in the registration statement to be filed relating to the proposed Transaction and proxy statement/prospectus contained therein.

This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP") including, but not limited to, Adjusted EBITDA. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity, or performance under GAAP. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial conditions and results of operations. OLIT and the Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use and evaluating ongoing operating results and trends and in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

This Presentation may also include certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable were accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included.

Trademarks

Syntec Optics and OLIT may own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use of or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Syntec Optics or OLIT, or an endorsement or sponsorship by or of Syntec Optics or OLIT. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, the Syntec Optics or OLIT will not assert, to the fullest extent under the applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Industry and Market Data

This Presentation contains certain information obtained from third-party sources and the Company's internal sources. This information involves many assumptions and limitations, therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or other information contained herein. Any data on past performance or modeling contained herein are not an indication as to future performance. None of Syntec Optics, OLIT or the respective affiliates, officers, directors, employees, representatives, or advisors has independently verified the accuracy or completeness of any such third-party information. Similarly, other third-party survey data and research reports commissioned by the Company or OLIT, while believed to be reliable, are based on limited sample sizes and have not been independently verified by the Company or OLIT. In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Syntec Optics operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by Syntec Optics and OLIT.

Additional Information and Where to Find It

This Presentation relates to a proposed transaction between OLIT and Syntec Optics. OLIT has filed a registration statement on Form S-4 with the SEC, which shall include a document that serves as a prospectus and proxy statement of OLIT, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all OLIT stockholders. OLIT will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors, and security holders of OLIT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OLIT in through the website maintained by the SEC at www.sec.gov.

The documents filed by OLIT with the SEC also may be obtained by contacting OmniLit Acquisition Corp. at 1111 Lincoln Street, Suite 500, Miami Beach, Florida 33139.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESENTATION PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company, OLIT, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from OLIT's shareholders in connection with the proposed Transaction. A list of the names of such persons and information regarding their interests in the proposed Transaction will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents free of charge by directing a written request to OLIT or Syntec Optics. This Presentation does not contain all the information that should be considered in the proposed Transaction. It is not intended to form any basis of any investment decision or any decision in respect to the proposed Transaction. The definitive proxy statement will be mailed to OLIT's and shareholders as of a record date to be established for voting on the proposed Transaction when it becomes available.

The Merger



Chairman
Al Kapoor



CFO
Robert O. Nelson II

OMNILIT ACQUISITION CORP.

OPTICS AND PHOTONICS FOCUSED SPAC

+

SYNTEC OPTICS

OPTICS AND PHOTONICS UNIFYING PLATFORM



CEO
Joseph Mohr



Finance Director
Donna Burke



VP Optics Systems
James Olson

- ***Syntec Optics Invested in Equipment and Highly Skilled Employees***
- ***Syntec Optics Established Integrated Technology Platform***
- ***Syntec Optics has had Positive Aggregate Cash Flow for over 2 Decades***

OmniLit issued letter of intent to 8 Merger Candidates[1] and Signed business combination agreement with Syntec Optics on May 9, 2023

1. Includes semi-conductor photonics, laser welding, advanced lenses, quantum communication, display materials, and technical gear

Transaction Overview: Valuation $325M

Pro-Forma Ownership at Close[1]



Syntec Optics, Inc. Shareholders (84%)
SPAC Public Shareholders (4%)
SPAC Sponsor (13%)

TRANSACTION SUMMARY (M)

SHARES	
Existing SPAC Trust	1.4
SPAC	4.7
Target Rollover Equity	31.6
Total Shares	**37.7**

PRO-FORMA VALUATION[2] ($M, except share price)

POST-CLOSING VALUATION	
Share Price	$10.00
Outstanding Shares	37M
Market Capitalization	**$377**
Total Cash	$(1)
Total Debt	$9
Enterprise Value (EV)	**$385**

1. All data, as applicable (i) assumes a price of $10 per share (ii) assumes no redemption by existing SPAC shareholders (iii) excludes 14.1 million SPAC warrants to acquire shares at $11.50 share (pursuant to the terms of OLIT's warrant agreement) and (iv) excludes unpaid at close 4M Company shares for Management Team and 26M shares to Syntec Shareholders vesting with future financial and share price targets respectively. Refer to S-4 filing for details. Reference to Syntec Optics, Inc. shareholders/Target Rollover Equity includes existing holders of Syntec Optics equity, calculated on a treasury stock method.
2. Expected future financial results have been prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time frame described or at all.

Syntec Optics (Nasdaq: OPTX): An Investment in Light

Light has borne “information” since the beginning and through centuries of scientific advancement, light drives technologies that enable 11% of the global economy[1]

Reading Information


Sensing


Driverless Cars


Medical Diagnostics

Imaging Information


IVAS


Mounted Displays


Next Gen AI/ML

Carrying Information


Terabit Internet


Visual Light (LiFi)


Low-Orbit Satellites

Protecting Information


Directed Energy


DNA Editing


Quantum Computing

1. *Source: SPIE’s report titled “Optics & Photonics Industry Report Fall 2022." The monetary value of all the finished goods and services produced worldwide in 2021 (global GDP) amounted to about $96 trillion US dollars. The value of light-enabled products and services is estimated to be between $7 trillion and $10 trillion annually, which means the science and application of light—called photonics—represents roughly 11% of the world’s economy.*

SYNTEC OPTICS

Syntec Optics' Integrated Platform has Advanced Manufacturing Capabilities with Barriers to Entry Across Multiple Technology Frontiers and End Markets[1]


TECHNOLOGY FRONTIER
2000
2010
2020
Today
Patient Care
Laser Blood Diagnostics
Surgical Lighting
Disposable Surgical Scopes
Disposable Sensors
Fingerprinting
Laser Machining
AR/ VR
Space Communications
Missile Laser Guides
Head Mounted Displays
Night Vision
Lightweight Military Optics
End Markets
Biomedical
Consumer
Defense
Polymer Optic Molding
Nano Machining
Thin Films Coating
Electro-Optic Assembly
Mechanicals & Glass Manufacturing
SYNTEC OPTICS INTEGRATED PLATFORM

1. As disclosed on S-4/A filed 09/06/23 introduction, page 104,107,145, 146, and 149

Syntec Optics' Integrated Platform Alignment with Future Technologies


Economic Tailwinds[1]
Reshoring of American Manufacturing
Demand for Low SWAP-C[2]
BioMed: Intelligent Automation
Consumer: Ubiquitous Data
Defense: Global Conflict
DNA Sequencing
Electric Vehicle Components
AI Chip & Equipment
Quantum Computing
Intelligent Bio-Sensing
Polymer Optic Molding
Nano Machining
Thin Films Coating
Electro-Optic Assembly
Mechanicals & Glass Manufacturing
SYNTEC OPTICS' INTEGRATED PLATFORM

1. *As per S-4/A filed 09/06/23 pages 34, 103, 143, 148*
2. *SWAP-C: Size, Weight, Power and Cost*

Syntec Optics' Integrated Platform Uses its Knowledge Capital and Human Capital

Nearly 90,000 Sq Ft Facility[1]







ENGINEERING OFFICES
SHIPPING
FRONT OFFICES
OPTO-MECHANICAL PRECISION MACHINING
WAREHOUSE
INTEGRATED PHOTONICS
OPTICAL COATING
OPTICAL ASSEMBLY & CUSTOM TESTING
DIAMOND TURNING
METROLOGY
MOLD MAKING, TOOLING & FIXTURING
N
ALPHA
BETA
PRODUCTION
GLASS MOLDING
PLASTIC MOLDING





1. *As per S-4/A filed 09/06/23 page 151*

SYNTEC OPTICS

Syntec Optics' Potential Paths to Expanding its Existing Integrated Platform

Criteria	Path 1	Path 2	Path 3	Path 4	Path 5
Materials	Glass/Crystal	Glass	Polymer	Hybrid	Glass
Spectrum	UV/IR	VIS	VIS	IR	VIS/IR
Advanced Mfg. Process	Grind Polish	Ultra Precision Assemblies	Widest FOV	Advanced Systems	Electro-Optics
Mission Critical Application	Artificial Intelligence	DNA	IVAS	On-Shore Night Vision Optics	Support Existing
Economies	Economies of Scope	Economies of Scale	Economies of Scale	Economies of Scope	Economies of Scope
End Markets Served	Semi-Conductor Industrial	BioMed	Defense	Defense	Defense
Value Chain	Materials	Sub-Systems	Sub-Systems	Sub-Systems	Assembly

Syntec Optics believes expanding its integrated platform across various paths of materials, spectrum, and advanced manufacturing processes could enable reaching more mission critical applications.

Syntec Optics' Highlights of 2023 New Products[1]



Space Optics
Consumer End-Markets
Entry into Communication



Light Weight Optics
Defense End-Market
Improving Night Vision



Hybrid Light Weight Optics
Defense End-Market
Benefitting from Reshoring



Thermal Clip-On Optics
Defense End-Market
Thermal Augmentation to Visible Scope

1. *As per S-4/A filed 09/06/23 pages 34, 149, 150*

Syntec Optics' Selected Financial Results[1]


QUARTERLY REVENUE & QUARTERLY ADJUSTED EBITDA MARGIN
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
($) Millions
25%
20%
15%
10%
5%
0%
6.9
6.9
6.9
7.1
6.8
7.7
7%
16%
12%
15%
15%
23%
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Revenue
Adjusted EBITDA Margin

1. Certain of the measures included in the financial information are non-GAAP financial measures, including Adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Syntec Optics are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies. Adjusted EBITDA in the Financial Projections is defined as EBITDA adjusted for any stock-based compensation, non-recurring debt transaction and business combination expenses.

Syntec Optics' Management Team

Joe Mohr
CEO

Joe Mohr started his career at Syntec over 25 years ago, engineering and building optical components. Joe's diverse background in Manufacturing Engineering of mechanical components for optics, along with his experience with design for manufacturability and process improvements, enable him to be an effective leader of Syntec Optics. He brings a continuous improvement with an emphasis on customer satisfaction. Joe is responsible for the daily manufacturing at our facility and looks to implement process improvements and to expand and improve our product offerings, facilities and culture to deliver world-class technologies, quality and skillsets for customers products.

Robert O. Nelson II
Incoming CFO

Robert O. Nelson II has 20+ years of finance, tax, and technology experience. Robert has successfully supported public & private corporations, including optics and photonics companies, in design and transformation of their general accounting, financial close, consolidation, budgeting, and forecasting functions. He has worked in domestic and international areas, advising clients in finance and tax technology optimization projects, tax accounting, tax compliance, and IP planning. Robert has built a proven management track record of successful business transformation. Drawing upon steady leadership, determination, and strategic insight, Robert has leveraged financial and operational best practices as well as sound judgment in guiding teams through the intricacies of aligning organizational performance with corporate strategy. Most recently, as Vice President of Financial Systems at AMG (NASDAQ: AMG), he has worked with the executive management team on enhancing financial operations, business systems, regulatory reporting and business process improvements. Previously, Robert played a key role in SEC compliance for a spin-out of an optics and photonics division from a public company, which now has an over $1B valuation. During his tenure as a consultant, he provided guidance and consultation to CFOs and finance departments on internal control, regulatory reporting, taxation, financial due diligence and systems implementations. While at Deloitte, Robert instructed at many of Deloitte's national technical training sessions covering international and domestic tax concepts and enterprise performance management solutions. Robert is a Certified Public Accountant and earned a Master of Science in Taxation from Bentley University's McCallum Graduate School of Business and a Master of Science in Information Systems from Boston University's Graduate School of Management.

Jim Olson
VP Advanced Systems

Jim joined Syntec Optics in December, 2022. From August of 2020 to December of 2021 Jim worked with various Optics and Photonics companies to provide strategic insight into advanced manufacturing techniques to develop extended field of view and next-generation low light and thermal based products. For over 35 years, Jim has been a proven system-level thinker with deep domain expertise in optics, electronic imaging, data processing and data communication, Jim has consistently demonstrated a talent for connecting new business opportunities with emerging and practical technical solutions. Recognized as an industry authority with a broad network of technical and business development experts in optical design, optics manufacturing, electronic imaging, and data processing, Jim has developed a reputation as a leader who achieves success through a balance of passion for the potential of great ideas, and the practical need to show tangible results. Jim holds a Master of Science in Optics from the University of Rochester and Bachelor of Science in Electrical Engineering from Wayne State University. Industry memberships include the Institute of Electrical and Electronics Engineers, the Society of Photographic Instrumentation Engineers, and the Optical Society of America.

Donna Berke
Finance Director

In 2017 Donna joined Syntec Optics in a supporting role to Company Controller in the finance department. Over the years she has expanded her role to include managing Customer Service in addition to her support in Finance. In 2019, she took over the role of Controller and consolidated the finances of all business units to provide a cohesive offering to the customers. She became Finance Director in 2022.

Comparisons of Valuations


Selected Comparable Companies[1] – (A) Scientific & Technical Instruments (B) Aerospace & Defense
EV / Projected 2024 Revenue[2]
MEDIAN 5.8X
5.2x
3.8x
5.8x
5.8x
8.1x
SYNTEC OPTICS
AeroVironment (B)
Novanta (A)
HEICO (B)
COGNEX (A)
EV / Projected 2024 EBITDA[3]
MEDIAN 24.4X
13.3x
20.3x
25.0x
23.7x
30.6x
SYNTEC OPTICS
AeroVironment (B)
Novanta (A)
HEICO (B)
COGNEX (A)

1. Comps. Selection Criteria:
   AeroVironment: Payload imaging sub-systems for UAVs
   Novanta: Photonics, vision, and precision motion sub-systems for medical and industrial markets
   HEICO: Optoelectronic sub-systems for aerospace and defense
   Cognex: Design and manufacturing of machine vision systems
2. EV / 2024 Revenue was calculated by dividing the 2023 EV by the estimated 2024 revenue
3. EV / 2024 EBITDA was calculated by dividing the 2023 EV by the estimated 2024 EBITDA. EBITDA value used for Syntec Optics is adjusted EBITDA

Source: Market Screener as of August 31, 2023

Entry Point Into Integrated Platform

Selected Company Comparable[1] – (A) Scientific & Technical Instruments (B) Aerospace & Defense

Metric (Median)	Selected Comparable Companies	Syntec Optics
	Novanta (A), AeroVironment (B), Cognex (A), HEICO (B)	Syntec Optics
EV / 2024 Revenue Multiple[2]	5.8x	5.2x
EV / 2024 EBITDA Multiple[3]	24.4x	13.3x

EV / 2024 Revenue Bridge[2]


$420.8M
Implied EV from Advanced Manufacturing 5.8x 2024 Revenue
$43.8M
Implied EV Discount
$377.0M
Syntec Optics Transaction Value at 5.2x 2024 Revenue

EV / 2024 EBITDA Bridge[3]


$689.6M
Implied EV from Advanced Manufacturing 24.4x 2024 EBITDA
$312.6M
Implied EV Discount
$377.0M
Syntec Optics Transaction Value at 13.3x 2024 EBITDA

1. Comps. Selection Criteria:
AeroVironment: Payload imaging sub-systems for UAVs
Novanta: Photonics, vision, and precision motion sub-systems for medical and industrial markets
HEICO: Optoelectronic sub-systems for aerospace and defense
Cognex: Design and manufacturing of machine vision systems
2. EV / 2024 Revenue was calculated by dividing the 2023 EV by the estimated 2024 revenue
3. EV / 2024 EBITDA was calculated by dividing the 2023 EV by the estimated 2024 EBITDA. EBITDA value used for Syntec Optics is adjusted EBITDA

Source: Market Screener as of August 31, 2023

Summary: Reasons Syntec Optics was Selected as Unifying Platform[1]

Transaction Terms

Simple Capitalization Table
No Minimum Cash at Close Condition

Established Integrated Platform

Built on Foundation of Defensible IP and Trade Secret Processes
Investment made in PPE by Syntec Optics over the Past 5 years
Consolidation History and Long-Term Team Experience with Consolidation Execution
PCAOB Financials

Potential for Bolt-On Acquisitions

Syntec Optics Resides in an Optics and Photonics Cluster
Business Relationships throughout the Optics and Photonics Ecosystem

1. *As per S-4/A filed 09/06/23 page 106*



Appendix







Risk Factor Summary[1]

In evaluating the presentation, you should carefully read the S-4/A filed 09/06/23 and especially consider the factors discussed in the section entitled "Risk Factors." The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of OmniLit and Syntec Optics to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of the company following consummation of the Business Combination. Unless the context otherwise requires, all references in this section to "we," "us," "our," or "Syntec" refer to the business of Syntec Optics Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company after the consummation of the Business Combination. These risks include:

Risks Related to Syntec Optics' Existing Optics and Photonics Manufacturing Operations

- Our business and future growth depends on the needs and success of our customers.
- We operate in a competitive industry. We expect that the level of competition will increase and the nature of our competitors will change as we develop new sub-systems for customers, enter into new markets and as the competitive landscape evolves.
- We may not succeed in our medium- and long-term strategy of entering into new end markets of communications and sensing for optics and photonics and our success depends, in part, on our ability to successfully develop and manufacture new products for, and acquire customers in, these new markets and successfully grow our operations and production capabilities. The anticipated timeline may get delayed and impact the production phase for new communication and sensing products. The communication end market is characterized by the use of optics and photonics for data transmittal and reception of information, including, for example, satellite communications and other associated applications. The sensing end-market is characterized by the use of optics and photonics to detect scattered light or light with an altered refractive index due to the presence of a medium within a wide range of potential applications, including, for example, disease detection and other associated applications.
- Any disruption in the operations of key suppliers could adversely affect our business and results of operations.
- We are currently, and likely will continue to be, dependent on a single manufacturing facility. If our facility becomes inoperable for any reason, or our automation and expansion plans do not yield the desired effects, our ability to produce our products could be negatively impacted.

Risks Related to Syntec Optics' Advanced Manufacturing Technology Development

- We face significant engineering challenges in our attempts to develop and manufacture optics and photonics components and systems and these efforts may be delayed or fail which could negatively impact our business.
- We expect to make significant investments in our continued research and development of optics and photonics components and systems technology development, and we may be unable to adequately control the costs associated with manufacturing.
- If our optics and photonics components and systems fail to perform as expected, our ability to further develop, market and sell could be harmed.

Risks Related to Intellectual Property

- We rely heavily upon our proprietary techniques and intellectual property. If we are unable to protect our intellectual property rights and proprietary techniques, our business and competitive position would be harmed.
- We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

General Risk Factors

- The uncertainty in global economic conditions, including as a result of the COVID-19 or other pandemic and the Russia-Ukraine conflict, could reduce global spending and disrupt our supply chain which could negatively affect our results of operations.
- The loss of one or more members of our senior management team, other key personnel or our failure to attract additional qualified personnel may adversely affect our business and our ability to achieve our anticipated level of growth.
- Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.
- If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

1. For additional Risk Factors refer to pages 41-68 of the S-4/A filed 09/06/23.

Risk Factor Summary[1] – Continued

Risks Related to Syntec Optics' Financial Position and Capital Requirements

- Our business is capital intensive, and we may not be able to raise additional capital on attractive terms, if at all. Any futher indebtedness we incur may limit our operational flexibility in the future.
- Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business, finance our future operations or capital needs or engage in acquisitions or other business activities necessary to achieve growth.

Risks Related to Ownership of OmniLit Securities and the Business Combination

- The Sponsor, certain members of the OmniLit Board and certain OmniLit officers have interests in the Business Combination that are different from or are in addition to the OmniLit stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the filed proxy statement. Al Kapoor, who serves as OmniLit's Chief Executive Officer and Chairman and as the Sponsor's Manager, is the Chairman and majority stockholder of Syntec Optics.
- If OmniLit is unable to complete the Business Combination or another initial business combination by November 12, 2023 (unless this deadline is extended pursuant to OmniLit's covenant to extend such deadline under the Business Combination Agreement and pursuant to the OmniLit Organizational Documents), OmniLit will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the OmniLit Board, dissolving and liquidating. In such event, third parties may bring claims against OmniLit and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.20 per share.
- The unaudited pro forma financial information included here or elsewhere in the filed proxy statement may not be indicative of what New Syntec Optics' actual financial position or results of operations would have been.
- OmniLit's failure to meet continued listing requirements of Nasdaq could result in a de-listing of its common stock.

Risks Related to Ownership of New Syntec Optics' Common Stock

- Warrants will become exercisable for New Syntec Optics' common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Syntec Optics' stockholders.
- Insiders will continue to have substantial influence over New Syntec Optics after the Business Combination, which could limit your ability to affect the outcome of key transactions, including a change of control.
- OmniLit's public stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of OmniLit common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that OmniLit's current stockholders have on the management of New Syntec Optics.
- We may issue additional shares of OmniLit common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

1. For additional Risk Factors refer to pages 41-68 of the S-4/A filed 09/06/23.